CS auk

17004945

SEC Mail Processing Section

FEB 28 2017

Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooklight Place Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 Butterfield Road, Suite 220
(No. and Street)

Downers Grove	Illinois	60515
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Hoelzel (888) 976-0659
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 S. Riverside Plaza, 9th Floor	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JCA

OATH OR AFFIRMATION

I, Jeffery Hoelzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooklight Place Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
ROSINA V SCRIBNER
Notary Public - State of Illinois
My Commission Expires Jul 10, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brooklight Place Securities, Inc.

Financial Report
with Supplementary Information
December 31, 2016

Contents

Report Letter	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information	9
Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1	10
Statement Regarding Rule 15c3-3	11
Report Letter on Exemption Report	12
Exemption Report	13

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Brooklight Place Securities, Inc.

We have audited the accompanying statement of financial condition of Brooklight Place Securities, Inc. (an Illinois corporation) (the "Company") as of December 31, 2016 and the related statements of operations, changes in stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of Brooklight Place Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brooklight Place Securities, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of Brooklight Place Securities, Inc.'s financial statements. The supplemental information is the responsibility of Brooklight Place Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

Chicago, Illinois
February 22, 2017

Brooklight Place Securities, Inc.

Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	227,645
Commissions receivable		67,156
Other receivables		1,534
Prepaid expenses		35,558
Broker deposits		25,000
Furniture, computer hardware and software - Net of accumulated depreciation of $21,639		16,761
Deferred tax asset		30,089
Total assets	**$**	**403,743**
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	46,955
Related Party payable		11,213
Other accounts payable and accrued expenses		6,274
Total liabilities		64,442
Stockholder's Equity		
Common stock, $1 par value: Authorized - 1,000 shares; issued and outstanding - 360 shares (owned by Crabtree Holdings, LLC)		360
Additional paid-in capital		289,996
Retained earnings		48,945
Total stockholder's equity		339,301
Total liabilities and stockholder's equity	**$**	**403,743**

See Notes to Financial Statements.

Brooklight Place Securities, Inc.

Statement of Operations
Year Ended December 31, 2016

Revenues	
Commissions:	
Security transactions	$ 56,590
Mutual fund	1,317,377
Variable annuity	982,799
Equity indexed annuity	11,726
Mutual fund trail commissions	74,040
Other income	45,561
Total revenues	2,488,093
Expenses	
Commissions	1,792,393
Employee compensation and related benefits	327,885
Other general and administrative expenses	406,026
Total expenses	2,526,304
Loss Before Income Taxes	(38,211)
Income Tax Benefit	(12,832)
Net Loss	**$ (25,379)**

See Notes to Financial Statements.

Brooklight Place Securities, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance - January 1, 2016	$ 360	$ 289,996	$ 74,324	$ 364,680
Net Loss	-	-	(25,379)	(25,379)
Balance - December 31, 2016	**$ 360**	**$ 289,996**	**$ 48,945**	**$ 339,301**

See Notes to Financial Statements.

Brooklight Place Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net Loss	$	(25,379)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		7,680
Changes in operating assets and liabilities:		
Decrease in receivables		90,960
Decrease in prepaid expenses		62
Increase in deferred income taxes		(12,832)
Decrease in commissions payable		(72,209)
Increase in accounts payable and accrued expenses		10,278
Net cash used in operating activities		(1,440)
Net Decrease in Cash and Cash Equivalents		(1,440)
Cash and Cash Equivalents - Beginning of year		229,085
Cash and Cash Equivalents - End of year	$	**227,645**

See Notes to Financial Statements.

Note 1 - Industry Operations

Brooklight Place Securities, Inc. (the "Company") was incorporated in 1984 as MTL Equity Products, Inc. All issued and outstanding stock was acquired by Crabtree Holdings, LLC after the close of business on February 28, 2013. The Company was renamed Brooklight Place Securities, Inc. as of March 1, 2013.

The Company acts as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and the solicitation of purchases and sales of securities. The Company is a wholly owned subsidiary of Crabtree Holdings, LLC, which in turn is owned 50 percent by Charles R. Brettell and 50 percent by Jeffery K. Hoelzel.

The Company is primarily involved in the sale of mutual funds and variable annuities with 81% of total mutual fund sales placed with the American Funds, Putnam Investments, Franklin Templeton, Fidelity Advisors, Alliance Bernstein and mutual funds held in a brokerage account at RBC Correspondent Services and 59% of total variable annuities placed with Jackson National, Prudential Annuities, Pacific Life, The Hartford and Nationwide during 2016. Approximately 69% of the Company's 2016 business was transacted in Illinois, Michigan, Ohio, Wisconsin and Minnesota. Additionally, five registered representatives produced 32% of the total revenue in 2016.

Certain insurance companies require that some fixed annuity products be sold by registered representatives and offered through broker/dealer firms and, as such, the Company also offers fixed annuity products for these insurance companies.

The Company requires that equity indexed annuities (EIAs) be sold by registered representatives. The Company works with several field marketing organizations to determine suitable products to provide access and service in selling EIAs.

The Company clears its securities transactions on a fully disclosed basis through The Royal Bank of Canada (the clearing broker).

Note 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commissions - Commission revenue is recognized on a trade-date basis as transactions occur. Commission expense is recorded at the same time as related commission revenue.

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of the purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Fixed Assets - Fixed assets are recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset to prepare the asset for its intended use.

Depreciation commences when the assets are available for use and is expensed on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. Depreciation methods, useful lives, and residual values are reviewed at each financial year end and are adjusted if appropriate. Estimated useful lives are five years for furniture, computer hardware and software.

Note 3 - Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. The Company's deferred tax asset primarily stems from net operating loss carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Company recognized a deferred tax asset of $30,089 as of December 31, 2016. The $12,832 of income tax benefit recognized in 2016 primarily relates to an increase in net operating loss carryforwards. Remaining net operating loss carryforwards in the amount of $89,000 will expire between 2033 and 2036. No valuation allowance was deemed necessary as the Company expects future tax liabilities to exceed the available net operating loss carryforward in the near term.

Management believes the Company has no material unrecognized income tax benefits or significant tax positions.

Note 4 - Commitments and Contingencies

At December 31, 2016, there were no commitments or contingencies related to legal actions.

Note 5 - Related Party Transactions

The Company retains certain consulting and management services from Prosody Consulting, LLC (owned by Charles R. Brettell, 50 percent owner of Crabtree Holdings, LLC) and Jeffery K. Hoelzel (also 50 percent owner of Crabtree Holdings, LLC). For the year ended December 31, 2016, Prosody Consulting, LLC was paid $39,600 and Jeffery K. Hoelzel was paid $96,000. Related party payables on the statement of financial condition include $9,213 for reimbursement of expenses paid on behalf of the Company by Mr. Hoelzel and $2,000 due to Prosody Consulting, LLC for services rendered during 2016.

Note 6 - Transactions with Customers

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2016, there were no amounts subject to potential indemnification.

Note 7 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6-2/3 percent of aggregate indebtedness, as defined, or $50,000. At December 31, 2016, the Company had net capital of $255,359, exceeding the requirement by $205,359. At December 31, 2016, the ratio of aggregate indebtedness to net capital was .25 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 21, 2017, the date the financial statements were available to be issued.

Supplementary Information

Brooklight Place Securities, Inc.

Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1 December 31, 2016

Aggregate Indebtedness		
Total liabilities	$	**64,442**
Net Capital		
Stockholder's equity	$	339,301
Less nonallowable assets:		
Prepaid expenses		(35,558)
Nonallowable receivables		(1,534)
Deferred tax asset		(30,089)
Computer hardware and software		(16,761)
Total nonallowable assets		(83,942)
Net capital before haircuts		255,359
Haircuts on common stock		-
Net capital	$	**255,359**
Capital Requirements		
Minimum net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $50,000)	$	50,000
Net capital in excess of requirement		205,359
Net capital as above	$	**255,359**
Ratio of aggregate indebtedness to net capital		**.25 to 1**

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2016.

See Independent Auditor's Report Regarding Supplementary Information Required by SEC Rule 17a-5.

Statement Regarding Rule 15c3-3
December 31, 2016

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Brooklight Place Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brooklight Place Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brooklight Place Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Brooklight Place Securities, Inc. stated that Brooklight Place Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brooklight Place Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Brooklight Place Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 22, 2017

Brooklight Place Securities

Brooklight Place Securities, Inc. is a member of FINRA & SIPC

BROOKLIGHT PLACE SECURITIES, INC. EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

Brooklight Place Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k): (2)(ii).

The Company met the identified exemption provisions in 17 C.F.R Section 240.15c3-3(k) throughout the most recent fiscal year, without exception.

Brooklight Place Securities, Inc.

I, Jeffery K. Hoelzel, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeffery K. Hoelzel

Title: President

February 20, 2017

Date

1901 Butterfield Road, Suite 220 • Downers Grove, Illinois 60515
(888)976-0659 • www.brooklightplacesecurities.com

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Brooklight Place Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Brooklight Place Securities, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brooklight Place Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Brooklight Place Securities, Inc.'s management is responsible for Brooklight Place Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (the general ledger), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Chicago, Illinois
February 22, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2452*********************MIXED AADC 220
32673 FINRA DEC
BROOKLIGHT PLACE SECURITIES INC
1901 BUTTERFIELD RD STE 220
DOWNERS GROVE IL 60515-1279

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeff Hoelzel (630) 908-4736

2. A. General Assessment (item 2e from page 2) $ 141.48

B. Less payment made with SIPC-6 filed (exclude interest) (54.95)

July 29, 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 86.53

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐
Total (must be same as F above) $ 86.53

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brooklight Place Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 20th day of February, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,488,093
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,374,216
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	57,287
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,431,503
2d. SIPC Net Operating Revenues	$ 56,590
2e. General Assessment @ .0025	$ 141.48
	(to page 1, line 2.A.)

BROOKLIGHT PLACE SECURITIES, INC.

1901 Butterfield Road, Suite 220, Downers Grove, Illinois 60515
Toll-free: (888) 976-0659 Facsimile: (630) 908-4741
Brooklight Place Securities, Inc. is a member of FINRA & SIPC

February 27, 2017

VIA OVERNIGHT MAIL

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
416

SEC Headquarters
100 F. Street, NE
Washington, DC 20549

Re: 2016 Audited Financials

To Whom It May Concern:

Pursuant to the Securities and Exchange Commission (SEC) Rule 17a-5, we are sending our certified audited financial report for your review.

In the event that you need additional information, please contact Jeff Hoelzel directly at (888) 976-0659.

Sincerely,

Jeffery X. Hoelzel

Jeffery Hoelzel
President

Enclosure